Exhibit (a)(1)(H)

June 19, 2014

Dear Unitholder in Empire State Realty OP, L.P. (ESRO)

We are pleased to advise you that positive responses to our May 28, 2014 offering of Private Perpetual Preferred Units reflect tendered units and expressions of interest near the required minimum.

If you are interested and have not yet submitted your forms, please remember the offering is currently scheduled to expire on June 26. An extension may be considered based on additional expressions of interest and forms not yet received.

The exchange of your existing common units for Private Perpetual Preferred Units will continue deferral of your embedded taxable gain and will increase your annual distributions from the current rate of $0.34 for each common unit to the preferential rate of $0.60 for each Preferred Unit, an increase of more than 75%.

If you wish to blend potential benefits, you may retain any part of your common units for liquidity and possible capital gain, while exchanging the balance for immediate increase in distributions. Remember, if you wish to tender from both AST and a brokerage account to which you have transferred units, you need to fill out two tender forms (Letters of Transmittal).

You must make your own decision. If you have any question, need additional copies of the documents, or require assistance in completing the related forms, you may contact the information agent, MacKenzie Partners, Inc., toll-free at (888) 410-7850.

Sincerely,

EMPIRE STATE REALTY OP, L.P.

By: Empire State Realty Trust, Inc., its general partner

/s/ Anthony E. Malkin

Anthony E. Malkin

Chairman, Chief Executive Officer and President